82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02028512

To: Company:	The Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	17 April 2002
Pages: Including cover page	22

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

SUPPL

02 APR 18

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P.

Robyn Fry
General Counsel & Company Secretary

dlw 4/19

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

17 April 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P.

Robyn Fry
General Counsel & Company Secretary

Rflr008

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No. 82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2002

TIME: 15:01:55

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of General Meeting

Amrad
Shareholder Pack

A General Meeting of Shareholders will be held
at Eden on the Park, 6 Queens Road, Melbourne
on 22 May 2002 at 2pm,
to vote on resolutions proposed by Fibre Optics (Aust) Pty Ltd.

The Amrad Board unanimously recommends that shareholders vote
AGAINST
the Fibre Optics resolutions.

Please read this booklet carefully as it contains important information.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

amrad.

Contents

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

Dear Shareholder

On 26 March 2002 Amrad received a requisition from Fibre Optics (Aust) Pty Ltd, an Amrad shareholder and wholly owned subsidiary of Circadian Technologies Limited, asking the Directors to call a meeting to replace three of the five non-executive directors with three of their own nominees. This meeting will be held at 2pm at Eden on the Park, 6 Queens Road, Melbourne, on 22 May 2002.

The Board unanimously recommends that shareholders vote AGAINST ALL SEVEN Fibre Optics resolutions, as each member of the Board intends to do in respect of his/her own beneficial holdings.

- It is not in your interests to allow nominees of a shareholder that owns 19% of the company to attain 50% Board representation and for one of those nominees to be appointed Chairman.

**Amrad is one of Australia's leading biotechnology companies.
Don't give Fibre Optics' nominees control of the Board!**

- Amrad's current Board and Management Team have been in place for less than six months. The new team's strategy is expected to deliver substantial benefits for shareholders.
- The new strategy includes seeking a strategic alliance with a major international biotechnology partner to provide additional commercial expertise and international exposure, and to enhance shareholder value.

Give the new team and strategy the time to show what they can achieve.

- Amrad is a focused, sustainable biotechnology company with a significant pipeline of discovery, preclinical and clinical development projects. The Amrad Board is concerned that the Circadian influence that would result from acceptance of Fibre Optics' proposal could result in a break-up of Amrad's portfolio, dissipating its world-class scientific team.

A multi-product pipeline model means less risk and more synergies, delivering greater value for shareholders.

- The Board considers that Fibre Optics' proposal is premature and opportunistic. The issues put forward by Fibre Optics are already being addressed by the current Amrad Board and Management Team.

Fibre Optics' proposal could derail Amrad's progress.

- The Amrad Board has an excellent mix of skills. However Amrad recognises that almost any Board can benefit from additional talent. Amrad would welcome new directors who have a skill mix appropriate for the company as it moves from the discovery and development phase into commercialisation. Fibre Optics' nominee Mr Bob Moses fits into that category.

Amrad will invite Bob Moses to become a Director.

The Board is unanimously of the opinion that Fibre Optics' package of resolutions is NOT in the best interests of shareholders or the company.

A more detailed explanation of the above reasons for the Board's recommendation is set out on pages 5 to 8.

I encourage you to attend the meeting on 22 May 2002 or to vote by proxy if you cannot attend the meeting. A proxy form is enclosed with the booklet.

If you have any questions or require a company representative form, please contact the Company Secretary, Robyn Fry, on 03 9208 4000, or email rfry@amrad.com.au.

Professor John Mills
Chairman

Notice of General Meeting

Convened pursuant to section 249D of the Corporations Act

Notice is given that a General Meeting of Amrad Corporation Limited (the Company), requisitioned under section 249D of the Corporations Act 2001 (Cth) by Fibre Optics (Aust) Pty Ltd (ABN 97 006 569 786), will be held at Eden on the Park, 6 Queens Road, Melbourne on 22 May 2002 at 2pm for the purpose of considering and, if thought fit, passing the following resolutions:

1. *'That Mrs Helen Anne Cameron be removed as a Director of the Company effective as at the close of the meeting.'*
2. *'That Mr Jeremy Laurence Curnock Cook be removed as a Director of the Company effective as at the close of the meeting.'*
3. *'That Professor John Mills be removed as a Director of the Company effective as at the close of the meeting.'*
4. *'That all persons who are Directors of the Company as at the time of the start of the meeting other than Mr Ian Neil Ferres, Mr Henry Louis Nordhoff and Dr Sandra Nathalie Webb be removed as Directors effective as at the close of the meeting.'*
5. *'That Mr Olaf Brian O'Duill be appointed a Director of the Company effective as at the close of the meeting.'*
6. *'That Mr Robert William Moses be appointed a Director of the Company effective as at the close of the meeting.'*
7. *'That Mr Ian Russell Davis be appointed a Director of the Company effective as at the close of the meeting.'*

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting has the right to appoint a proxy;

(b) a proxy need not be a member of the Company; and,

(c) a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

A form of proxy accompanies this Notice of General Meeting. For the appointment of a proxy to be effective for a meeting, the following documents must be received by the Company or Computershare Investor Services Pty Limited no later than 5.00pm on Monday 20 May 2002.

(i) the proxy's appointment; and,

(ii) if the appointment is signed by the appointor's attorney – the authority under which the appointment was signed or a certified copy of the authority.

Documents may be lodged using the reply paid envelope provided or:

- by posting or facsimile to the Company's share registry at

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria 3001
  Australia

  Facsimile: 61 3 9473 2555; or,

- by delivery or facsimile to the Registered Office of the Company at

  576 Swan Street
  Richmond Victoria 3121
  Australia

  Facsimile: 61 3 9208 4350

If you appoint the Chairman of the meeting as your proxy and you do not direct the Chairman how to vote on any resolution, the Chairman will vote your shares against the resolution.

Voting Entitlement

Pursuant to Reg 7.11.37 of the Corporations Regulations 2001 (Cth), for the purposes of the meeting, persons holding shares at 10pm on 20 May 2002 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

Board Vacancies

The number of positions on the Board of Directors of the Company is currently set at six.

If resolutions 1, 2 and 3 are not all passed at the meeting, there will be less than three vacancies on the Board. In that case, there will be more nominees of Fibre Optics (Aust) Pty Ltd proposed to be appointed to the Board than available vacancies.

Conversely, if resolutions 1, 2 and 3 are all passed, but one or more of resolutions 5, 6 and 7 are not passed, there will be vacancies on the Board at the conclusion of the meeting.

In such cases, the following will occur:

- Vacancies on the Board of Directors (if any) created by the successful passage of resolutions 1, 2 or 3 will be filled in accordance with resolutions 5, 6 or 7, respectively, to the extent those resolutions are passed. By way of example only, if resolutions 1 and 3 are passed, but resolution 2 is not, there will only be two available vacancies on the Board. In that case, resolutions 5 and 6 will be put to the Meeting and, if also passed, resolution 7 will not be voted on. However, if only one of resolutions 5 or 6 is passed, or if neither of resolutions 5 nor 6 are passed, resolution 7 would be put to the Meeting.

- If any vacancies on the Board of Directors exist at the conclusion of the meeting, those vacancies may be filled by the Board in accordance with the Constitution of the Company.

By order of the Board

RM Fry
Company Secretary
Amrad Corporation Limited

16 April 2002

Recommendation and Commentary by Amrad Board

The Board unanimously recommends that shareholders vote AGAINST ALL the Fibre Optics resolutions. In the Board's view,

- **It is not in your interests to allow nominees of a shareholder that owns 19% of the company to attain 50% Board representation and for one of those nominees to be appointed Chairman.**
  - You risk giving the 19% shareholder a disproportionate level of influence over the company. The interests of a 19% shareholder may diverge from the interests of all other shareholders.
  - You could remove a key incentive for Circadian / Fibre Optics to make a takeover bid for the company and pay a premium for control.

**Amrad is one of Australia's leading biotechnology companies.
Don't give Fibre Optics' nominees control of the Board!**

- **Amrad's current Board and Management Team have only been in place for six months. They have developed a new strategy, already partially implemented, that will deliver substantial benefits to the company and maximise value for shareholders.**
  - Under the new management team led by Dr Webb, the company has undertaken a strategic review of its business and established a new vision, focusing on its core competencies in drug discovery and drug development.
  - As part of this strategic review, Dr Webb has completed a critical review of the company's drug discovery and development pipeline, resulting in a research focus on three key areas: infectious diseases, neurological conditions, and allergy and inflammation.
  - Achievements under the new management team include:
    - successful early completion of the Phase I/II clinical trial of AM336, a synthetic version of a peptide isolated from a Great Barrier Reef cone snail, for chronic severe pain. Amrad is now planning a Phase II clinical trial; and,
    - solid progress, ahead of plan, for recruitment of patients for the Phase II AM365 clinical trial for treatment of chronic hepatitis B virus infection in centres in Australia, New Zealand and South-East Asia, with results expected by December 2002.
  - Amrad is in discussions with a number of international biotechnology companies with a view to forming strategic alliances. This would provide additional commercial expertise and international exposure, and potentially enhance shareholder value.
  - As part of its drive to focus on core business, Amrad has also been assessing options to realise the substantial value of the Burnley property.

**Amrad's Board and Management Team have been in place for less than six months.
The new team's strategy is expected to deliver substantial benefits for shareholders.**

Give them the time to show what they can achieve.

- **Amrad is a focused, sustainable biotechnology company with a significant pipeline of discovery, preclinical and clinical development projects. This pipeline approach means:**
  - less risk as a diversified portfolio spreads risk across a range of products/projects;
  - greater synergies through the transfer of scientific and commercial know-how between products, and the sharing of overhead costs; and,
  - stronger relationships with medical research community, who are more likely to support a broader portfolio.
- The Amrad Board is concerned that the Circadian influence that would result from acceptance of Fibre Optics' proposal could result in a break-up of Amrad's portfolio, dissipating its world-class scientific team.

A multi-product pipeline model means less risk and more synergies, delivering greater value for shareholders.

- **The Board considers that Fibre Optics' proposal is premature and opportunistic.**
  - Both the Board and the Management Team of Amrad have been substantially restructured in the last six months. In that time, five Directors retired or resigned from the Board and two new Directors were appointed. Dr Webb was appointed Managing Director only late last year.
  - In its statement supporting the resolutions, Fibre Optics claims that four key issues need to be addressed "in bringing greater commercial focus to bear on the company".

  Amrad has addressed or is currently addressing each of the four issues raised by Fibre Optics.

  The claimed issues and Amrad's responses are:

Fibre Optics' claim	Amrad's Response
"Critical review of the development pipeline covering both technical and commercial aspects, but with a particular emphasis on identifying market opportunity and commercialisation pathways."	Since becoming Managing Director six months ago Dr Sandra Webb has completed a critical review of the development pipeline, resulting in a new business strategy focused on three key areas: infectious diseases, neurological conditions, and allergy and inflammation. One of the main reasons these three areas were chosen is their multi-billion dollar market opportunity. Decisions to adopt new projects are based on unmet medical need, market size, global competitive advantage, the complexity and cost of the development pathway, and the potential for global partnering. Amrad has recently employed two business development analysts to explore commercialisation opportunities and pathways for the company, including off-shore strategic alliances. The company has European and US advisers to assist on a range of international business development initiatives.

amrad.

FILE No. 82-4867

Fibre Optics' claim	Amrad's Response
"Increase focus by rationalisation of the current development pipeline, including outsourcing, licensing and listing opportunities, allowing improved resourcing of the Company's core projects."	Dr Webb has already overseen a strategic review of Amrad's development pipeline, and has structured the portfolio to ensure optimum resourcing of the company's core projects. Amrad maintains a diverse portfolio of products to reduce risk and leverage commercialisation options. New projects will result from compounds licensed-in from academic researchers and commercial partners or from in-house discoveries. Amrad will then develop those products either in-house, or through co-development with, or licensing to, a biopharmaceutical partner. Amrad has extensive links with many of the major pharmaceutical companies through previous and existing licensing agreements. Amrad will continually review opportunities to maximise value for shareholders, which may include outsourcing, licensing and listing of its projects as well as many other options. Projects falling outside the company's three key areas of R&D focus are licensed out to realise value from the intellectual property or terminated.
"Establishment of achievable milestone targets for each project, and meeting them."	As part of the February half year financial results announcement, Amrad communicated development milestone targets for each project for the next 24 months, a clear demonstration of the company's commitment to R&D performance indicators and its intention to work towards achieving these timelines. While it is still early days, Amrad is on track to meet those deadlines.
"Rebuilding and strengthening relationships with the investment community and scientific institutions."	Amrad has relationships with leading scientific institutions. Amrad has agreements and/or scientific collaborations with institutes/institutions including the Australian Institute of Marine Science; Centenary Institute for Cancer Medicine & Cell Biology; CSIRO Division of Molecular Science; Heart Research Institute; Immunogenetics Research Foundation; Ludwig Institute for Cancer Research; Macfarlane Burnet Institute; Menzies School of Health Research; Monash University; Murdoch Children's Research Institute; Queensland Institute of Medical Research; University of Melbourne; University of Queensland; University of Wollongong; Victorian College of Pharmacy; and, Walter & Eliza Hall Institute. The new Amrad management team recognises the importance of strong relationships with the investment community, and has established a new investor relations program which includes more regular written communication to all shareholders and more regular briefings by phone and in person with institutional shareholders and with biotechnology and healthcare analysts.

The issues put forward by Fibre Optics are already being addressed by the current Board / Management Team.

Fibre Optics' proposal could derail Amrad's progress.

- **The Amrad Board has an excellent mix of skills. However Amrad recognises that almost any Board can benefit from additional talent. Amrad would welcome new directors who have a skill mix appropriate for the company as it moves from the discovery and development phase into commercialisation.**
  - The Amrad Board, which was restructured in 2001, comprises outstanding individuals with an excellent mix of skills – covering biomedical science, drug development, commercial and financial experience – to manage one of Australia's premier biotechnology companies. Dr Sandra Webb is a highly experienced and internationally respected business executive. Biographies of each of the directors that Fibre Optics wishes to remove are set out below.
  - Only five months ago Leon Serry, Managing Director of Circadian (the holding company of Fibre Optics), expressed his approval of the Board, saying, "I'm really thrilled with the new [Amrad] Board, I'm thrilled with having Mr [sic] John Mills as Chairman, I'm thrilled with Sandra [Webb] as the new Managing Director..."
  - Circadian has already had Board representation through Mr Serry, who was a director for four months in 2001 until he resigned.
  - However Amrad recognises that a number of shareholders are seeking further change. In addition to seeking an alliance with an international biotechnology partner, Amrad would welcome Mr Bob Moses to the Board as he would bring extensive international commercial biotechnology experience. Amrad has indicated to Fibre Optics its willingness to accept the nomination of Mr Moses, to which Fibre Optics has failed to respond. If the resolutions are defeated Amrad will still invite Mr Moses to join the Board.
  - The remaining two Fibre Optics nominees are not biotechnology specialists. Fibre Optics claims that the Amrad Board needs the injection of new Directors as it "endeavours to move forward from the discovery and development phase into commercialisation through licensing, partnering and other strategies." The most beneficial additions to the Board in this respect will be those with strong commercial biotechnology expertise. Fibre Optics' nominee Mr Bob Moses fits that category.

Amrad would welcome valuable additions to the Board as it moves from the discovery and development phase into commercialisation.

Amrad will invite Fibre Optics' nominee Bob Moses to become a Director.

Biographies for Amrad Directors

Fibre Optics proposes that the following people be removed from the Board of Directors:

- Professor John Mills;
- Mrs Helen Cameron; and,
- Mr Jeremy Curnock Cook.

Biographies of these directors are set out below. The Board considers that these biographies demonstrate the experience and expertise that these individuals bring to the Amrad Board:

- each has a thorough understanding of the company and the industry in which it operates;
- each brings to the Board a broad range of skills and experience; and,
- each has the commercialism, direction and leadership necessary to take the company forward.

These three directors are part of an independent and qualified team whose primary concern is the interests of the company and shareholders.

John Mills

Non-executive Director and Chairman. Age 61.

John Mills is one of Australia's most distinguished executive physician-scientists, with over 30 years' international experience in the conduct, management and commercialisation of biomedical research and development. John has been extensively involved in research into AIDS and other viral diseases at levels ranging from basic research through to clinical trials of new drugs.

A Director of Amrad since 1995, John is also Managing Director of the Macfarlane Burnet Institute for Medical Research & Public Health Limited, Director of the National Centre in HIV Virology Research, and Non-executive Director of Rothschilds Bioscience Managers Limited.

John holds professorial appointments in the faculties of medicine at both the University of Melbourne and Monash University, and adjunct professorial appointments at the Royal Melbourne Institute of Technology and the University of California, San Francisco. From 1993 to 1999 he was founding President of the Association of Australian Medical Research Institutes.

John is a graduate of the University of Chicago and Harvard University.

Helen Cameron

Non-executive Director. Chair, Corporate Governance and Nominations Committee. Member, Audit Committee. Age 48

Helen Cameron is a highly respected business woman who has extensive experience in the evaluation, commercialisation and marketing of research, both domestically and internationally. She has worked in senior management roles with global companies including Deutsche Morgan Grenfell, National Foods Limited, Burns Philp Limited and US-based, NASDAQ-listed biotechnology company Applied Microbiology Inc. She has an in-depth understanding of capital markets and has been involved in numerous financial transactions both in Australia and overseas.

She was Head of Research at Banque Nationale de Paris from 1996, a position she held until setting up her own company in 1998. She joined the Amrad Board in December 1997.

Helen has extensive board experience, encompassing federal and state government boards, publicly listed companies and charities. Current and recent directorships include Foodbank Australia, Foodbank NSW (Deputy Chair), Sydney Catchment Authority, TDG Logistics, BBY Limited, Rural Industries Research & Development Corporation and Co-operative Research Centre for Sustainable Rice Production (effective July 2002). She is also a member of the editorial board of JASSA (Journal of the Securities Institute of Australia) and the NSW Premier's Food Forum.

Helen has a Bachelor of Science majoring in biochemistry from the University of Canterbury, and an MBA from Macquarie University in NSW. She is a Fellow of the Trinity College of Music, London.

Jeremy Curnock Cook

Non-executive Director. Age 52

Jeremy Curnock Cook has extensive experience in the commercialisation of biotechnology, particularly across national and international boundaries. He also has an in-depth understanding of the international pharmaceutical industry and its interaction with the biotechnology sector.

The founder of International Biochemicals Group in 1975, Jeremy remained Managing Director of that company until joining Rothschilds in 1987, where he was Head of Bioscience until 2000. Jeremy joined the Amrad Board in 1995.

Jeremy is Chairman of Targeted Genetics Inc., Executive Chairman of Bioscience Managers Limited, a corporate advisory company, and Non-executive Director of a number of companies including Biocompatibles International plc, GlycoDesign Pharmaceuticals, Inflazyme Pharmaceuticals, Ribozyme Pharmaceuticals and ValiGen Inc.

He has a degree in microbiology from Trinity College Dublin.

FILE No.
82-4867

Statements by Fibre Optics

FIBRE OPTICS (AUST) PTY LTD

[ABN 97 006 569 786]

[a wholly owned subsidiary of Circadian Technologies Limited]

Proposed Election of Directors to the Board of AMRAD Corporation Limited

Statement in Support of Resolutions 1 to 4

Background to Proposal

Fibre Optics (Aust) Pty Ltd (a wholly owned subsidiary of Circadian Technologies Limited), is the largest shareholder in AMRAD Corporation Limited with a holding of 19.3%. Fibre Optics has requested the calling of this general meeting to seek shareholder approval for a restructure of the AMRAD board.

As a major investor in AMRAD, it is in the interests of all shareholders that the maximum shareholder value is derived from the commercial exploitation of AMRAD's intellectual property portfolio. The Board has a key role in establishing and maintaining oversight of the strategic direction of the Company, and we have formed the view that the current Board will benefit from the proposed additional directors nominated by Fibre Optics to optimally perform this role. We see this as particularly important as the Company endeavours to move forward from the discovery and development phase into commercialisation through licensing, partnering and other strategies.

In particular, we feel that the Board will greatly benefit from the sound commercial experience of the proposed candidates to assist in this new phase of AMRAD's development. We are proposing three new candidates to the Board, each with a wealth of experience in the commercial arena and bringing their own particular skills across a range of disciplines. Their particular expertise will complement that of the existing Board members.

In proposing three new Board members, we are conscious of the views expressed at the last Annual General Meeting regarding the size of the Board. We are therefore proposing that three of the existing members should stand down, to maintain the Board at a total of six members.

Key Issues

Despite the expenditure of substantial funds in a wide variety of projects, including the failed rotavirus vaccine (AM94), the purchase, $15.9m writedown and subsequent disposal of AMRAD ICT (all within a period of 27 months) and more recently the emfilermin nerve damage failure (AM424), returns to AMRAD shareholders have been disappointing. The timing of the recent share placement has also been of concern to shareholders.

The key issues which need to be addressed to assist in bringing a greater commercial focus to bear on the company include:

- critical review of the development pipeline covering both technical and commercial aspects, but with a particular emphasis on identifying market opportunity and commercialisation pathways
- increase focus by rationalisation of the current development pipeline, including outsourcing, licensing and listing opportunities, allowing improved resourcing of the Company's core projects
- establishment of achievable milestone targets for each project, and meeting them
- rebuilding and strengthening relationships with the investment community and scientific institutions

These issues need further attention if the investment in the AMRAD research pipeline is to be realised for the benefit of all shareholders. We consider that the augmented Board will be ideally placed to draw on their considerable breadth of skills and experience to vigorously attack these important tasks.

FIBRE OPTICS (AUST) PTY LTD
[ABN 97 006 569 786]
[a wholly owned subsidiary of Circadian Technologies Limited]

Proposed Election of Directors to the Board of AMRAD Corporation Limited

Statement in Support of Resolutions 5 to 7

Proposed New Board Members

The following candidates have offered themselves for election to the AMRAD Board. Their strong commercial and financial skills, together with experience in the pharmaceutical sector, will complement the expertise of the other Board members in driving the Company forward into the next phase of its development.

Olaf O'Duill

Mr Olaf O'Duill 55, holds a Bachelor of Commerce (Honours) from University College, Dublin and is also a Fellow of the Institute of Company Directors and the Australian Institute of Banking and Finance.

He is a director of Sigma Company Limited, McPhersons Limited, Envestra Limited, Tower Limited, Sunraysia Television Limited and Rocklea Spinning Mills Limited.

Mr O'Duill has a strong background in corporate advisory and business recovery, corporate and international banking and treasury, with extensive experience in financial markets in Australia and overseas.

He was Director seeking International Investment from US Multinationals for the Industrial Development Authority of Ireland, based in USA from 1978 to 1983. His other past appointments include Chairman of the National Electricity Market Management Company Limited, Southern Healthcare Network and Yallourn Energy Limited, and director of Bonlac Foods Limited, McIntosh Securities Limited and Victorian Hospitals Association Limited.

Bob Moses

Robert W. (Bob) Moses, 62, recently retired Vice President of CSL Limited, draws on more than 35 years in the global pharmaceutical industry.

For the past 8 years, his specific responsibilities have been focussed on growth and development of CSL's international businesses and global commercial relationships.

His accomplishments include negotiating commercial agreements and alliances with major multinational pharmaceutical and veterinary companies (eg Merck, Bayer and, Astra), biotechnology companies (eg Aviron, Oravax, Pasteur Merieux, Chiron) and research institutions (Ludwig Institute, University of Queensland, University of Melbourne) as well as key roles in acquisition and development of certain of the company's international businesses.

Prior to joining CSL, Mr Moses was Managing Director of commercial law firm Freehills, Chairman & CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). He also spent 17 years in various management roles at the multinational pharmaceutical company, Eli Lilly.

Mr Moses has an MBA from the University of Chicago and is a Fellow of the Australian Institute of Company Directors and the Australian Institute of Management. He is also a director of listed companies Antisense Therapeutics Limited and Meditech Research Limited.

Ian Davis

Ian Davis, 56, is the National Chairman of the law firm, Minter Ellison, and has practised corporate and commercial law with that firm for more than 30 years.

Ian has extensive experience in providing strategic legal and commercial advice to businesses and corporations in Australia and overseas. He has been involved in the negotiation and structuring of corporate and tax aspects of multinational joint ventures, mergers, acquisitions and takeovers. He has acted in many public company equity raisings and the negotiation of commercial transactions and company reconstructions.

He is Chairman of MaxiTRANS Limited and a non-executive director of Circadian Technologies Limited. His other appointments include Chairman of the Retail Grocery Industry Code of Conduct Committee and Director for the International Diabetes Institute. He also advises Australian corporations and investors in formulating business strategies for Asia (with a particular focus on China and Japan) as well as providing advice to major Chinese and Japanese corporations on Australian joint ventures

Ian holds an LLB (Hons) (1967) from the University of Melbourne.

82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2002

TIME: 15:02:37

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy Form

amrad.

FILE No
82-4867

Proxy Form

Amrad Corporation Limited
ABN 37 006 614 375

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

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MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

AML

Security holder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a members/s of the Amrad Corporation Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Amrad Corporation Limited to be held at Eden on the Park, 6 Queens Road, Melbourne on Wednesday 22 May 2002 at 2.00pm and at any adjournment of that Meeting.

Voting directions to your proxy - please mark X to indicate your directions

	To be removed as a Director of the Company	For	Against
1.	Mrs Helen Anne Cameron		
2.	Mr Jeremy Laurence Curnock Cook		
3.	Professor John Mills		
4.	All persons who are Directors of the Company as at the time of the start of the meeting other than Mr Ian Neil Ferres, Mr Henry Louis Nordhoff and Dr Sandra Nathalie Webb		

	To be appointed a Director of the Company	For	Against
5.	Mr Olaf Brian O'Duill		
6.	Mr Robert William Moses		
7.	Mr Ian Russell Davis		

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

AML 4PR

002267 V_002TBA

FILE No.
82-4867

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Amrad Corporation Limited. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a securityholder of Amrad Corporation Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Act. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the share registry of Amrad Corporation Limited.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received no later than 5.00pm on Monday 20 May 2002. Any Proxy Form received after that time will not be valid for the scheduled meeting.

4 PR

AML

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Amrad Corporation Limited share registry at the address opposite, or
- by delivery to the Registered Office of Amrad Corporation Limited being
  576 Swan Street
  Richmond VIC 3121
  (03) 9208 4350

Amrad Corporation Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555